Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
June 9, 2011
Via EDGAR — CORRES
Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the Transition Period from January 1, 2010 to November 30, 2010 File Number 001-14947
Dear Mr. Woody:
     Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Transition Report on Form 10-K in the letter dated June 2, 2011, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
     The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
Form 10-K for the Transition Period from January 1, 2010 to November 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Condition and Capital Resources, pages 36-47
1.	Tell us your consideration of providing liquidity disclosure to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of regulation S-K and Section IV of our Release 33-8350.

As of November 30, 2010, our foreign subsidiaries did not have any undistributed earnings eligible for repatriation. We have cumulative foreign subsidiary losses; and as noted in Note 18, “Income Taxes,” at November 30, 2010, we had United Kingdom loss carryforwards of approximately $39.5 million and loss carryforwards and other deductible temporary differences in other countries in which we operate of approximately $20.3 million. If we have undistributed earnings of our foreign subsidiaries in the future, we will evaluate the impact of such on our liquidity disclosures and consider disclosing the amount of cash that is held by our foreign subsidiaries.
Legal Reserves, page 73
2.	We note your disclosure indicates your belief that the pending legal matters or proceedings should not have a materials adverse effect on your operations, cash flows or financial condition. This statement appears to be inconsistent with your disclosure on page 10. Please reconcile for us these two statements.

In future filings where we similarly disclose that pending legal matters or proceedings should not have a material adverse effect on our operations, cash flows or financial condition, we will not include the statement that “depending on our results for a particular period, an adverse determination could be material for a particular period.”
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact the undersigned at 310-914-1373 with any questions.
Sincerely,
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary